UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-D

ASSET-BACKED ISSUER
Distribution Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the monthly distribution period from <u>May 1, 2006 to May 31, 2006</u>

Commission File Number of issuing entity: <u>333-126732-25</u>

<u>RALI Series 2006-QS2 Trust</u>
(Exact name of issuing entity as specified in its charter)

Commission File Number of depositor: 333-126732

<u>Residential Accredit Loans, Inc.</u>
(Exact name of depositor as specified in its charter)

<u>Residential Funding Corporation</u>
(Exact name of sponsor as specified in its charter)

New York	None
(State or other jurisdiction of incorporation or organization of the issuing entity)	(I.R.S. Employer Identification No.)

c/o Residential Funding Corporation, as Master Servicer 8400 Normandale Lake Boulevard <u>Minneapolis, Minnesota 55437</u> (Address of principal executive offices of issuing entity)	<u>55437</u> (Zip Code)

<u>(952) 857-7000</u>
(Telephone number, including area code)

<u>N/A</u>
(Former name, former address, if changed since last report)

Title of Class	Registered/reported pursuant to (check one)			Name of exchange
	Section 12(b)	Section 12(g)	Section 15(d)	(If Section 12(b))
Mortgage Asset-Backed Pass-Through Certificates, Series 2006-QS2, in the classes specified herein	[___]	[___]	[<u>X</u>]	_____

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes <u>X</u>   No <u>X</u>

PART I – DISTRIBUTION INFORMATION

ITEM 1 – Distribution and Pool Performance Information.

The response to Item 1 is set forth in part herein and in part in Exhibit 99.1.

Introductory and explanatory information regarding the material terms, parties and distributions described in Exhibit 99.1 is included in the Prospectus Supplement relating to the RALI Series 2006-QS2 Mortgage Asset-Backed Pass-Through Certificates (the "Certificates") dated February 27, 2006, and related Prospectus dated January 24, 2006 (collectively, the "Prospectus"), of the RALI Series 2006-QS2 Trust (the "Issuing Entity") filed with the Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933.

The following classes of Certificates were offered under the Prospectus: Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-7, Class I-A-8, Class I-A-9, Class I-A-10, Class I-A-11, Class I-A-12, Class I-A-13, Class I-A-14, Class I-A-15, Class I-A-16, Class I-A-17, Class I-A-18, Class II-A-1, Class II-A-2, Class III-A-1, Class I-A-V, Class I-A-P, Class II-A-V, Class II-A-P, Class R-I, Class R-II, Class R-III, Class I-M-1, Class I-M-2, Class I-M-3 Certificates, Class II-M-1, Class II-M-2 and Class II-M-3.

PART II – OTHER INFORMATION

ITEM 2 – Legal Proceedings

Nothing to report.

ITEM 3 – Sales of Securities and Use of Proceeds.

Nothing to report.

ITEM 4 – Defaults Upon Senior Securities.

Nothing to report.

ITEM 5 – Submission of Matters to a Vote of Security Holders.

Nothing to report.

ITEM 6 – Significant Obligors of Pool Assets.

Inapplicable.

ITEM 7 – Significant Enhancement Provider Information.

Nothing to report.

ITEM 8 – Other Information.

Nothing to report.

ITEM 9 – Exhibits

(a)   Documents filed as part of this report.

Exhibit 99.1   June 2006 Monthly Statement to Certificateholders

(b)   Exhibits required by Form 10-D and Item 601 of Regulation S-K.

Exhibit 10.1   Series Supplement, dated as of February 1, 2006, and the Standard Terms of Pooling and Servicing Agreement, dated as of February 1, 2006, among Residential Accredit Loans, Inc., as company, Residential Funding Corporation, as master servicer, and U.S. Bank National Association, as trustee (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.2   Assignment and Assumption Agreement, dated as of February 27, 2006, between Residential Funding Corporation and Residential Accredit Loans, Inc. (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.3   Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QS2 Trust and Bear Stearns Financial Products (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.4   Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QS2 Trust and Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.5   Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QS2 Trust and Bank of New York (incorporated by reference to the exhibit with the same numerical designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 10.6   Confirmation, dated as of the February 27, 2006, between U.S. Bank National Association, as trustee on behalf of the RALI Series 2006-QS2 Trust, and Bank of New York (incorporated by reference to the exhibit with the same numerical

designation included in the Report on Form 8-K filed by the Issuing Entity with the Securities and Exchange Commission on March 14, 2006).

Exhibit 99.1   June 2006 Monthly Statement to Certificateholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 26, 2006

RALI Series 2006-QS2 Trust
(Issuing entity)

By: Residential Funding Corporation, as Master Servicer

By: /s/ Barbara Wendt
    Name: Barbara Wendt
    Title: Managing Director

US_EAST:6216939.7

EXHIBIT 99.1 -- MONTHLY STATEMENT TO CERTIFICATEHOLDERS

US_EAST:6216939.7